UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

UMB Financial Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

902788108

(CUSIP Number)

John C. Pauls

1010 Grand Blvd.

Kansas City, Missouri 64106

(816) 860-7889

With a copy to:

Victoria R. Westerhaus

Stinson Leonard Street LLP

1201 Walnut, Suite 2900

Kansas City, Missouri 64106-21150

(816) 842-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. J. Mariner Kemper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 3,647,441
	8.	Shared Voting Power 1,597,523
	9.	Sole Dispositive Power 3,647,441
	10.	Shared Dispositive Power 1,597,523
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,244,964
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $1.00 per share (the “Common Stock”), of UMB Financial Corporation (“UMBF”), which has its principal office at 1010 Grand Boulevard, Kansas City, Missouri 64106.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by J. Mariner Kemper (the “Reporting Person”).

(b) The address of the Reporting Person is c/o UMB Financial Corporation, 1010 Grand Boulevard, Kansas City, MO 64106.

(c) The Reporting Person is the Chairman and Chief Executive Officer of UMBF, whose address is listed in Item 1 above.

(d) – (e)During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

No funds or other consideration were used in the acquisition of the shares. The Reporting Person was named as a successor co-trustee of the R. Crosby Kemper Trust (the “Trust”) with sole authority to vote and dispose of the 3,411,386 shares of stock held by the Trust after his father, R. Crosby Kemper, Jr., passed away on January 2, 2014.

Item 4.	Purpose of Transaction.

The transaction resulted when the Reporting Person became a beneficial owner of the 3,411,386 shares held in the Trust by his appointment as successor co-trustee with the sole authority to vote or dispose of the shares held by such Trust following the death of his father. The Reporting Person is Chairman of the Board and Chief Executive Officer of UMBF. As such, the Reporting Person intends to participate in and actively influence the affairs of UMBF in the ordinary course of his duties as an executive officer and director of UMBF. The Reporting Person may acquire additional UMBF Common Stock through annual compensatory grants issued by the Compensation Committee of the UMBF Board of Directors, through the exercise of stock options, or through public or private purchases. The Reporting Person may dispose of a portion of the UMBF Common Stock through public or private sales, transfers to other trusts or foundations with which the Reporting Person may or may not serve as a trustee, or by gift or donation to family members, charitable organizations or third parties.

Apart from the foregoing, the Reporting Person does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may change his plans or proposals in the future. In determining whether to sell shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts), to retain such securities or to purchase additional securities, the Reporting Person will take into consideration such factors as he deems relevant, including existing and anticipated market conditions from time to time, general economic conditions and regulatory matters, among other things. The Reporting Person reserves the right to change his intention with respect to any or all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this report, the Reporting Person is deemed beneficially to own 5,244,964 shares of UMBF Common Stock, representing approximately 11.6% of UMBF’s Common Stock treated as being outstanding as of January 30, 2014. Such number of shares includes 129,034 shares of Common Stock subject to presently exercisable options or options exercisable within 60 days of the date of filing of this Statement.

(b) Number of shares to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 3,647,441

(ii)	Shared power to vote or to direct the vote: 1,597,523

(iii)	Sole power to dispose or to direct the disposition of: 3,647,441

(iv)	Shared power to dispose or to direct the disposition: 1,597,523

The Reporting Person may be deemed to beneficially own UMBF Common Stock held by several affiliated entities. The Trust is the majority shareholder and the Reporting Person is an officer and director of Kemper Realty Company (“Kemper Realty”) and Pioneer Service Corporation (“Pioneer”). The Reporting Person is deemed to have shared voting power to vote and dispose of the UMBF Common Stock held by these entities. Kemper Realty holds 290,397 shares and Pioneer holds 395,989 shares.

The Reporting Person also shares the power to vote or dispose shares of UMBF Common Stock held in various fiduciary accounts on behalf of trusts and foundations, including:

(i) 59,755 shares are owned by trusts created by R. Crosby Kemper, Jr. for five of his children, and the shares are voted based on the majority vote of the Reporting Person, Mary Stripp Kemper, R. Crosby Kemper III, Sheila Kemper Dietrich, Alexander C. Kemper, Heather Kemper Miller and Mary Kemper Wolf.

(ii) 604,810 shares are owned by the R. C. Kemper, Sr. Charitable Trust and Foundation and may be voted or disposed of only by the majority of the non-corporate co-trustees: the Reporting Person, Mary Stripp Kemper and Sheila Kemper Dietrich.

(iii) 29,756 shares are owned by the R. C. Kemper, Jr. Charitable Trust and Foundation and may be voted or disposed of the majority of the non-corporate co-trustees: the Reporting Person, Mary Stripp Kemper and Mary Kemper Wolf.

(iv) 58,566 shares are owned by the R. Crosby Kemper Irrevocable Dynasty Trust and may be voted or disposed of by the majority vote of the Reporting Person, R. Crosby Kemper III, Sheila Kemper Dietrich, Alexander C. Kemper, Heather Kemper Miller and Mary Kemper Wolf.

(v) 70,362 shares are owned by the Enid and Crosby Kemper Foundation and may be voted and disposed of by a majority vote of the non-corporate co-trustees: the Reporting Person, Mary Stripp Kemper, and Alexander C. Kemper.

(vi) 87,888 shares are owned by the TUW R. C. Kemper, Sr. Trusts and the shares may be voted and disposed of by the majority of non-corporate co-trustees of the Enid and Crosby Kemper Foundation: the Reporting Person, Mary Stripp Kemper, and Alexander C. Kemper.

(c) The table below sets forth information with respect to each purchase and sale of Common Stock that was effectuated by the Reporting Person during the past sixty days.

Date	Transaction Type	Quantity	Price/Share
01/17/2014	Tax withholding following lapse of restricted stock	2,100	$64.88
01/02/2014	Appointment as successor trustee of Trust	3,411,386	$0
11/27/2013	Exercise of incentive stock options	3,456	$28.925
11/27/2013	Delivery of UMBF shares in payment of exercise price	1,551	$64.48

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

None

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2014

/s/ J. Mariner Kemper
Signature

Chief Executive Officer
Name/Title